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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  FORM 12b-25
                                                                 SEC FILE NUMBER
                                                                      0-8698
                          NOTIFICATION OF LATE FILING
                                                                   CUSIP NUMBER
(Check One): [ ] Form 10-K  [ ] Form 20-F  [ ] Form 11-K             206514101
             [x] Form 10-Q  [ ] Form N-SAR


                 For Period Ended:   June 30, 1996
                                   ----------------------
                 [  ]     Transition Report on Form 10-K
                 [  ]     Transition Report on Form 20-F
                 [  ]     Transition Report on Form 11-K
                 [  ]     Transition Report on Form 10-Q
                 [  ]     Transition Report on Form N-SAR
                 For the Transition Period Ended:
                                                  ----------------------------



If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


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PART I   REGISTRANT INFORMATION

Concorde Gaming Corporation
- --------------------------------------------------------------------------------
Full Name of Registrant


- --------------------------------------------------------------------------------
Former Name if Applicable


3290 Lien Street
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Address of Principal Executive Office (Street and Number)


Rapid City, South Dakota  57709
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City, State and Zip Code


PART II   RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

       (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the
  [x] subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III   NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         Please See Attached.
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PART IV   OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

David L. Crabb                       (800)                       658-5592
- --------------                    -----------               ------------------
    (Name)                        (Area Code)               (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                               [x] Yes  [ ] No

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(3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                               [x] Yes  [ ] No

       If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


================================================================================

                          Concorde Gaming Corporation
       --------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date   August 15, 1996               By  /s/ David L. Crabb
     --------------------------         ----------------------------------------
                                         David L. Crabb, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

  ***************************************************************************
  *                                                                         *
  *  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL      *
  *  CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).                              *
  *                                                                         *
  ***************************************************************************




                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).
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PART III - NARRATIVE

                 The Registrant is currently involved in negotiations to settle certain disputes with the Three Affiliated Tribes ("TAT") related to the Management Agreement between Bruce H. Lien Company, a wholly owned subsidiary of the Registrant, and TAT, which could affect the Company's disclosure in the subject report. Therefore, the Registrant is unable to timely complete the information required for its Quarterly Report on Form 10-QSB for the quarter ended June 30, 1996.

PART IV - OTHER INFORMATION

3. Anticipated condensed financial information for the Registrant for the three and nine months ended June 30 is as follows:


                                                Three Months Ended             Nine Months Ended
                                                      June 30,                       June 30,
                                                1996            1995           1996             1995
                                             ---------       ---------      ---------        ---------
Results of Operations
         Revenues                            2,807,586       3,296,211      8,410,711        7,517,161
         Costs and expenses                  2,611,581       2,503,546      7,813,948        6,030,706
         Other income (expense)                 24,680         (97,165)      (132,121)        (645,848)
         Income Taxes                           74,100         250,595        161,900          302,600
                                             ---------       ---------      ---------        ---------
         Net income                            146,585         444,905        302,742          538,007
                                             =========       =========      =========        =========

Net Income per common share                       $.01           $0.02          $0.01            $0.02
                                             =========       =========      =========        =========